Exhibit 99.1

Pluralsight and Vista Equity Partners Amend Definitive Agreement to Increase Offer Price

to $22.50 Per Share in Cash

Revised Agreement Represents “Best and Final” Offer from Vista and Provides Enhanced, Immediate and Certain Value

Vista to Commence a Tender Offer for All of Pluralsight’s Outstanding Shares

Independent Transaction Committee and Pluralsight Board of Directors Unanimously Approve Revised Agreement and Recommend that All Shareholders Tender Their Shares in Support of the Transaction

SILICON SLOPES, Utah – March 8, 2021 – Pluralsight, Inc. (NASDAQ: PS) and Vista Equity Partners (“Vista”) today announced that they have entered into a revised definitive agreement under which Vista will acquire all outstanding shares of Pluralsight for $22.50 in cash through a tender offer. The offer, which represents a best and final offer, is an 11% increase from the original $20.26 per share agreement. The independent Transaction Committee and Pluralsight’s Board of Directors have each unanimously approved the revised agreement and recommend that all shareholders tender their shares in support of the transaction. As part of the revised transaction, there have also been waivers of certain payments owed under Pluralsight’s Tax Receivable Agreement (“TRA”).

Aaron Skonnard, co-founder and CEO of Pluralsight, said, “The Pluralsight Board and management team are committed to acting in the best interests of the company and all of our shareholders, and appreciate the input that we have received from shareholders throughout this process. We worked with Vista to reach a revised agreement that provides an enhanced cash premium for Pluralsight shareholders. To that end, the directors who are parties to the TRA in their individual capacities, including me, have waived our rights to receive any TRA payments in connection with the acquisition by Vista, with those amounts being added to the additional consideration being offered by Vista to achieve the $22.50 per share price. Importantly, the revised transaction maintains a structure that preserves the ability of shareholders who are not officers and who are not receiving benefits under the TRA to determine the ultimate outcome of the transaction.”

“The independent Transaction Committee and the Pluralsight Board each unanimously support this revised agreement, which provides cash consideration of $22.50 per share to our shareholders. The amended agreement we announced today provides Pluralsight shareholders with immediate and certain value for the shares that they own at an 11% premium to the original transaction price and an approximately 38% premium to the volume weighted average closing stock price for the 30 trading days prior to the initial announcement of a transaction with Vista,” said Gary Crittenden, Pluralsight’s lead independent director. “The independent Transaction Committee and the Pluralsight Board each unanimously recommend that all Pluralsight shareholders tender their shares in support of the transaction.”

“This is our best and final offer for Pluralsight,” said Monti Saroya, co-head of the Vista Flagship Fund and senior managing director at Vista. “We are pleased that we have been able to enter into this revised merger agreement with Pluralsight and look forward to closing the transaction.”

Transaction Details

Under the terms of the revised agreement, Vista will commence a tender offer on or before March 10, 2021, to acquire all outstanding shares of Pluralsight’s common stock for $22.50 in cash.

Consistent with the conditions to the acquisition initially required by the Pluralsight Board, the consummation of the tender offer will be conditioned on the participation of a majority of the shares not held by (1) parties to the TRA that are receiving benefits under the TRA in connection with the acquisition by Vista or (2) any of Pluralsight’s officers, including Aaron Skonnard.

The transaction is expected to close in the second quarter of 2021.

In light of the revised agreement, the special meeting of Pluralsight shareholders scheduled to be held on March 9, 2021, has been canceled.

Following the completion of the tender offer, Vista will acquire any shares of Pluralsight that are not tendered in the tender offer through a second-step merger and any units of Pluralsight Holdings, LLC not held by Pluralsight through a merger under Delaware law, in each case for consideration equal to the tender offer price. Upon completion of the transaction, Pluralsight will become a privately held company and shares of Pluralsight’s Class A common stock will no longer be listed on any public market.

Shareholders who would like to tender their shares or have questions about the tender offer may contact MacKenzie Partners, Inc. who will act as Information Agent for the tender offer, at 1-800-322-2885 (toll-free), 212-929-5500 or by email at Vistaoffer@mackenziepartners.com.

Qatalyst Partners is serving as financial advisor to Pluralsight and Wilson Sonsini Goodrich & Rosati, Professional Corporation is serving as legal counsel. For Vista, Morgan Stanley & Co. LLC is serving as financial advisor, and Kirkland & Ellis LLP is serving as legal counsel.

About Pluralsight

Pluralsight is the leading technology workforce development company that helps companies and teams build better products by developing critical skills, improving processes and gaining insights through data, and providing strategic skills consulting. Trusted by forward-thinking companies of every size in every industry, Pluralsight helps individuals and businesses transform with technology. Pluralsight Skills helps enterprises build technology skills at scale with expert-authored courses on today’s most important technologies, including cloud, artificial intelligence and machine learning, data science, and security, among others. Skills also includes tools to align skill development with business objectives, virtual instructor-led training, hands-on labs, skill assessments and one-of-a-kind analytics. Flow complements Skills by providing engineering teams with actionable data and visibility into workflow patterns to accelerate the delivery of products and services. For more information about Pluralsight (NASDAQ: PS), visit pluralsight.com.

About Vista Equity Partners

Vista is a leading global investment firm with more than $73 billion in assets under management as of September 30, 2020. The firm exclusively invests in enterprise software, data and technology-enabled organizations across private equity, permanent capital, credit and public equity strategies, bringing an approach that prioritizes creating enduring market value for the benefit of its global ecosystem of investors, companies, customers and employees. Vista’s investments are anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions and proven, flexible management techniques that drive sustainable growth. Vista believes the transformative power of technology is the key to an even better future – a healthier planet, a smarter economy, a diverse and inclusive community and a broader path to prosperity. Further information is available at vistaequitypartners.com. Follow Vista on LinkedIn, @Vista Equity Partners, and on Twitter, @Vista_Equity.

Additional Information and Where to Find It

In connection with the proposed acquisition of Pluralsight Inc. (“Pluralsight”), Lake Merger Sub I, Inc. (“Merger Sub”), will commence a tender offer for all of the outstanding shares of Pluralsight. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Pluralsight. It is also not a substitute for the tender offer materials that Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. Following the commencement of the tender offer, Merger Sub will file tender offer materials on Schedule TO with the SEC, and Pluralsight will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PLURALSIGHT’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pluralsight’s shareholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to Pluralsight’s shareholders by visiting Pluralsight’s website (http://investors.pluralsight.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pluralsight with the SEC) will be available at free of charge on the SEC’s website (http://www.sec.gov) upon filing with the SEC. PLURALSIGHT’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MERGER SUB OR PLURALSIGHT WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MERGER SUB AND PLURALSIGHT.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by affiliates of Vista Equity Partners (the “Transaction”), including the expected timing of the closing of the transaction and considerations taken into account by our Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that a sufficient number of Pluralsight’s shareholders do not participate in the Transactions; potential litigation relating to the Transaction; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; risks that the Transaction disrupts the current plans and operations of Pluralsight; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on February 26, 2021, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://investors.pluralsight.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.

Contacts

For Pluralsight

Investor Relations

Mark McReynolds

mark-mcreynolds@pluralsight.com

Media

DJ Anderson

press@pluralsight.com

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman / Jed Repko

212.355.4449

For Vista

MacKenzie Partners, Inc.

Daniel H. Burch

212-929-5748

dburch@mackenziepartners.com

Laurie Connell

212-378-7071

lconnell@mackenzieparners.com